Nasdaq

17002675

805 KING FARM BLVD.
ROCKVILLE, MD 20850

July 6, 2017

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Exhibit F Supplement to Form 1

Dear Sir or Madam:

As a supplement to the information provided for Exhibit F as part of the annual amendment to Form 1 filed on June 29, 2017, Nasdaq GEMX, LLC submits the attached hard copies.

Sincerely,

Jonathan F. Cayne

Jonathan F. Cayne
Senior Associate General Counsel

Copy

Nasdaq

AMENDMENT TO SOFTWARE LICENSE AGREEMENT

This Amendment ("Amendment") to the Software License Agreement between ________________________________ ("Member") and Nasdaq ISE, LLC (the "Agreement") shall become effective as of the date of last signature below. Except as defined herein or otherwise required by context, all defined terms used in this Amendment have the meaning set forth in the Agreement.

In connection with the approval of Member's Nasdaq GEMX, LLC ("GEMX") Membership Application, the parties hereby agree to amend the Agreement so that each reference to "ISE's central exchange system" shall be read to reference "ISE's central exchange system and/or GEMX's central exchange system, as applicable".

All other terms and conditions of the Agreement not modified by this Amendment shall remain unaltered and in full force and effect unless otherwise modified in a written agreement between the parties.

IN WITNESS WHEREOF, the parties hereto, through their duly authorized officers, have executed this Amendment on the dates set forth below.

Member:________________________________

By:________________________________

Print Name:________________________________

Title:________________________________

Date:________________________________

Nasdaq ISE, LLC
By:________________________________

Print Name:________________________________

Title:________________________________

Date:________________________________

DESIGNATED TRADING REPRESENTATIVE AUTHORIZATION AND GUARANTEE FORM

Pursuant to NASDAQ GEMX, LLC ("GEMX" or "Exchange") Rule 801(a), the undersigned Member of the Exchange hereby authorizes the person(s) identified below to enter into transactions on the Exchange on behalf of Member as Designated Trading Representative(s) ("DTR(s)").

Member agrees to assume all liability for obligations to the Exchange arising out of the DTR(s)' representation of Member. This guarantee includes all obligations to the Exchange and all obligations to other Exchange Members resulting from Exchange and other securities transactions entered into by any of said DTR(s) when such DTR(s) is effective. This authorization and guarantee shall remain in full force and effect upon approval by the Exchange and for as long as the registration of the DTR(s) has not been suspended or withdrawn pursuant to GEMX Rule 801(c). Written notification seeking Exchange approval of a DTR, withdrawal of a DTR, or any other change in status, must be given to GEMX Membership Processing through use of a new form.

In addition to completing the schedule below, for each person for whom a request for approval (or withdrawal) is submitted, Member must provide a copy of Form U-4 or, if the person is not currently subject to Form U-4 reporting, a brief description of his/her qualifications. The applicable DTR approval fee, as disclosed in the Exchange's existing fee schedule, must accompany any requests for approval (or withdrawal). Such approval requests cannot be processed until the Exchange receives this fee. Member will receive written notification from GEMX regarding its action on the approval request. (Please note that each DTR must take and pass an examination prior to Exchange approval. The DTR examination fee will be separately invoiced to Member.)

Name of DTR Applicant (Last, First & MI)	CRD# or SSN#	Action Sought (Approval/ Withdraw)

Authorized Signature ______________________________

Officer/General Partner/LLC Manager

Name ______________________________

Title ______________________________

Member ______________________________

CRD No. ______________________________

Date ______________________________

Nasdaq

NASDAQ GEMX, LLC
Membership Application Form

An applicant for membership on NASDAQ GEMX, LLC ("GEMX" or "Exchange") must complete this Membership Application Form, including Exhibits A and B. Completed Membership Application Forms, including the supplemental materials requested herein, should be sent via certified mail to NASDAQ GEMX, LLC, c/o NASDAQ Membership Department, 2929 Walnut Street / 8th Floor, Philadelphia, PA 19104, to the attention of Membership Application Processing. Applications must be accompanied by a check for the amount of the applicable application fee (see Application Fee Worksheet). Application fees are non-refundable.

AN APPLICANT MUST UPDATE ANY MATERIAL INFORMATION THAT BECOMES INACCURATE OR INCOMPLETE AFTER THE DATE OF SUBMISSION.

[Please type or print clearly]

Date: ______________

Name of Applicant:* ____

Address: ____

____

Contact:** ____

Title: ____

Phone Number: ________________ Fax Number: ________________

E-Mail: ________________

* If Applicant is a broker-dealer seeking trading privileges on the GEMX or a clearing broker seeking to clear transactions effected on GEMX, indicate the full name of the registered broker-dealer entity proposing to conduct such activities.

** Indicate the name of the person that should be contacted regarding questions related to this application.

1. Type of GEMX membership for which Applicant is applying (indicate all that apply):

   _____ Electronic Access Member – doing business with the public
   _____ Electronic Access Member – agency trading
   _____ Electronic Access Member – proprietary trading
   _____ Electronic Access Member – clearing member
   _____ Competitive Market Maker Member
   _____ Primary Market Maker Member

2. Self-regulatory organizations ("SRO") and clearing corporations of which Applicant is a member:

   ____
   ____
   ____
   ____
   ____
   ____
   ____
   ____
   ____

3. Applicant's designated examining authority ("DEA"): ________________________

4. Applicant's Central Registration Depository ("CRD") number: __________________

5. The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate): ________________________
   ____

6. Affiliates of Applicant that are, or are applying to become, GEMX members and the type of GEMX membership: ______________________________________
   ____

7. Supplemental Information for Broker-Dealer Applicants. Applicant is requested to provide the following information:

   (a) A copy of Applicant's current Form BD.

(b) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents.

(c) An organizational chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

(d) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange.

(e) A copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act (the most current Parts I, II, and IIA, as applicable).

(f) For applicants that propose to clear transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks, as required by Exchange Rule 1405.

(g) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD, as well as whether there have been an recent events or changes that are not disclosed on Applicant's Form BD. If so, the statement must include all relevant details, including any sanctions imposed.

(h) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals. If so, the statement must include all relevant details, including any sanctions imposed. If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

(i) State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or other regulator. If any material deficiencies were revealed, please explain.

(j) Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record-keeping problem? If so, please explain

8. *Supplemental Information For Electronic Access Member Applicants.* In addition to the information requested in item 7 above, Applicant is requested to provide the following information:

(a) A description of Applicant's proposed trading activities on the Exchange, such as whether it will enter customer orders, proprietary orders or conduct block trading activities, etc. Include a statement of the extent to which Applicant currently is conducting such activities as a member of other SRO(s).

(b) A statement as to whether Applicant has written supervisory procedures in place with respect to the activities identified in 8(a) above and, if so, a description of such procedures. State the date of Applicant's last examination during which such supervisory procedures were reviewed and by which SRO, and describe what revisions to Applicant's supervisory procedures, if any, have been made to accommodate GEMX membership. Where Applicant has not previously conducted the proposed trading activities identified in 8(a) above and must implement new supervisory procedures, Applicant should provide a copy of such procedures.

(c) A list of the persons primarily responsible for supervising trading activities, including such persons CRD numbers, if applicable.

(d) A description of the manner in which Applicant receives orders from customers, such as electronically via internet or proprietary communication devices, and the processes and/or systems used. Include basic diagrams to illustrate processes if necessary.

(e) A description of the manner in which Applicant will send orders to the Exchange, such as manually, through an internal order processing system or through a third party order routing service. Include basic diagrams to illustrate if necessary.

(f) If applicable, evidence that Applicant has the Brokers' Blanket Bond required under Exchange Rule 624.

9. *Supplemental Information for Market Maker Member Applicants.* In addition to the information requested in item 7 above, Applicant is requested to provide the following information:

(a) A listing of (i) the office(s) from which Applicant will conduct its GEMX market making activity; (ii) all Designated Trading Representative(s) (as defined in Exchange Rule 801); and (iii) the individuals responsible for supervising such Designated Trading Representative(s).

(b) Provide a copy of Form U-4 for each of the individuals identified in item 9(a) or, if such individuals are not currently subject to Form U-4 reporting, provide a brief description of their qualifications. (Note that each Designated Trading Representative must take an examination and be approved by the Exchange.)

(c) A copy of Applicant's written supervisory procedures for market making activities on the Exchange.

(d) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.

(e) If Applicant will be conducting "Other Business Activities," as that term is defined in Exchange Rule 810, a statement describing such activities and a copy of the "Chinese Wall" procedures required in paragraph (c) of that rule.

Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), GEMX may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	*Date*
Print Name	*Title*

Exhibit A to GEMX Membership Application Form

Financial Information

Applicant: ________________________________ Date: ____________

Balance Sheet

Assets

Cash or Cash Equivalents	$ __________
Securities (Market Value)	$ __________
Spot Commodities (Equity)	$ __________
Real Estate (Market Value)	$ __________
Exchange Memberships	$ __________
Other Assets (Itemize Assets over $10,000 in Value)	$ __________
Total Assets	$ __________

Liabilities

Liabilities Secured by Real Estate	$ __________
Bank Loans	$ __________
Debt Financings	$ __________
Amounts Owed to Exchanges/Members (See 1 Below)	$ __________
Taxes	$ __________
Other (Itemize Amounts Over $10,000)	$ __________
Total Liabilities	$ __________
Net Worth (Assets minus Liabilities)	$ __________

Supplemental Financial Information

1. Under "Liabilities," above, indicate the aggregate amount of any monies Applicant owes to the Exchange, another national securities exchange, a national securities association, a commodities futures exchange, or to any member of such an organization that are overdue. In addition, attach a schedule itemizing such amounts and describing any arrangements Applicant has made to repay such debts.

2. If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

3. If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

4. Name of Applicant's independent public accountant: ____________________________

____

Declaration

I am the Chief Financial Officer of Applicant and I hereby state that this financial statement of Applicant is a true and accurate description of Applicant's financial condition as of the date first noted above.

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

Exhibit B To GEMX Membership Application Form

Pledge, Authorization and Declaration of Applicant for Membership

Applicant: ______________________________ Date: ____________

Applicant hereby:

Pledges that it will abide by the Operating Agreement, Constitution and Rules of the NASDAQ GEMX, LLC ("Exchange") as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with the Operating Agreement, Constitution and Rules;

Authorizes any self-regulatory organization (SRO), commodities exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange;

Authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information; and

Declares that all the material information contained in the GEMX Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate.

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

GEMX Exchange
Application Fees Worksheet

The Exchange's fees are subject to the approval of the Securities and Exchange Commission ("SEC"). If the fees contained below are not approved by the SEC, any amount paid by applicants that exceeds those that receive SEC approval will be refunded. These fees cover only application processing for new applicants. Training, testing, regulatory and other service fees will be assessed separately.

1. Check the type(s) of membership for which you are applying as indicated in item 1 of the Membership Application Form:

    ____ Primary Market Maker ("PMM")
    ____ Competitive Market Maker ("CMM")
    ____ Electronic Access Member ("EAM")

2. Where an applicant is applying to be both a PMM and CMM, one fee of $5,500 is due. Where an applicant is applying to be a market maker member (PMM and/or CMM) *and* an EAM, the applicant must also pay the $3,500 fee for EAM applicants.

    If you are applying to be a PMM enter $7,500 ► $_______
    If you are applying to be a CMM but not an PMM enter $5,500 ► $_______
    If you are applying to be an EAM enter $3,500 ► $_______

3. *For PMM and CMM applicants only*, enter the number of Designated Trading Representatives ("DTRs") listed in item 9(a) of the Membership Application Form and multiply by $500.

    Enter # of DTRs ______ X $500 ► $_______

4. Add numbers 2 through 3 for total Application Fees Due $___________

Member Access Agreement

AGREEMENT between ______________________________ ("Member") and NASDAQ GEMX, LLC ("GEMX").

RECITAL

Member wishes to use GEMX Facilities (as defined below) and GEMX is willing to permit Member access to such GEMX Facilities, all in accordance with and subject to the terms and conditions of this Agreement.

TERMS AND CONDITIONS

Member and GEMX agree as follows:

SECTION 1. DEFINITIONS

In this Agreement, unless the context otherwise requires:

1.1 "Communications Equipment" means the equipment provisioned by GEMX for Member that is used by Member to connect to GEMX.

1.2 "Conformance Test" means the test conducted by GEMX to assure messages received from Member conform to GEMX protocols.

1.3 "GEMX Application Software" means software GEMX provides that, when installed on a Member System, enables Member to communicate messages to and receive messages from the Production System utilizing the GEMX Open Interface Service.

1.4 "GEMX Facilities" means all of the computer systems and related software, hardware and other equipment operated by GEMX, including, but not limited to, the GEMX Network, GEMX Test System and Production System.

1.5 "GEMX Fee Schedule" means the schedule of fees determined by GEMX from time to time and effective pursuant to the provisions of the Securities Exchange Act of 1934.

1.6 "GEMX Market Information" means quotation and last sale information from transactions in the Production System, as well as other messages generated by activity in the Production System, that are communicated directly from GEMX to Member.

1.7 "GEMX Member" means a registered broker-dealer that has been approved as a member by GEMX according to GEMX Rules.

1.8 "GEMX Member Type" means a Primary Market Maker, Competitive Market Maker or Electronic Access Member, as those terms are defined in the GEMX Rules.

1.9 "GEMX Network" means the telecommunications lines and routers that communicate messages between a Member System and the Production System.

1.10 "GEMX Open Interface Service" means the software and related system components made available by GEMX that give Member the ability to communicate with the Production System through the GEMX's open interface.

1.11 "GEMX Order Routing Service" means the connection made available by GEMX that gives Member the ability to communicate with the Production System using a FIX or other protocol.

1.12 "GEMX Personnel" means employees, consultants and other agents of GEMX.

1.13 "GEMX Rules" means the GEMX Certificate of Incorporation, Constitution and Rules, as may be amended from time to time, and all regulatory interpretations, policies, practices and procedures adopted thereunder.

1.14 "GEMX Test System" means the computer system designated by GEMX from time to time for testing Member Applications.

1.15 "GEMX Trading Device" means a device on which GEMX Application Software or a Member Application that has been approved by GEMX according to the provisions of this Agreement has been installed.

1.16 "Location" means each address at which Communications Equipment is installed.

1.17 "Market Information" means GEMX Market Information and Third-Party Market Information.

1.18 "Market Maker Member" means an GEMX Member that has been approved as a Primary Market Maker or Competitive Market Maker according to GEMX Rules.

1.19 "Member Application" means a software application other than GEMX Application Software that, when installed on a Member System, enables Member to communicate messages to and receive messages from the Production System utilizing the GEMX Open Interface Service.

1.20 "Member Order Routing System" means a Member System that enables Member to communicate messages to and receive messages from the Production System utilizing the GEMX Order Routing Service.

1.21 "Member System" means Member's internal computer systems (including all hardware, associated software and technology) and internal communications networks (including its links with the Communications Equipment) installed at or used by Member to connect to GEMX Facilities.

1.22 "Person" means any individual, proprietorship, corporation, partnership, limited liability company, trust, estate or other organization.

1.23 "Production System" means the computer system, software and network on and through which GEMX conducts a market for the trading of securities.

1.24 "Regulatory Requirements" means (a) GEMX Rules, (b) the rules, regulations, interpretations and other requirements of the U.S. Securities and Exchange Commission, and (c) all applicable laws, rules and other requirements (including in the area of intellectual property law) of the United States (including the Securities Exchange Act of 1934, as amended) or of any other applicable jurisdiction, as each may be from time to time in effect.

1.25 "Simultaneous Sessions" means the simultaneous use of more than one GEMX supplied username and password at any time in a Member System.

1.26 "Sponsored Customer" means a non-GEMX Member for which Member acts as executing broker for orders placed by, and communicated directly from, the non-GEMX Member (without any intervention by Member) to the Production System.

1.27 "Third-Party Market Information" means all quotation and last sale information, except for GEMX Market Information, received by GEMX from third parties and redistributed to Member.

SECTION 2. CONNECTIVITY

Where Member requests GEMX to provision telecommunication lines and/or Communications Equipment for Member to enable Member to connect directly to GEMX, the following shall apply:

2.1 Telecommunication Lines. GEMX will arrange for the telecommunication lines requested by Member to be installed at the Location.

2.2 Communications Equipment.

2.2.1 GEMX will arrange for the Communications Equipment requested by Member to be delivered to and installed at the Location. Risk of loss or damage to the Communications Equipment passes to Member upon delivery of the Communications Equipment to the Location; provided, however, that GEMX shall indemnify Member against any damages caused by GEMX Personnel. Prior to the delivery and installation of any Communications Equipment, Member will, at its own cost, prepare the Location for the Communications Equipment and provide proper environmental and operational conditions for the efficient working and maintenance of the Communications Equipment.

2.2.2 Member will have no ownership rights in the Communications Equipment. Member will not adjust, alter, modify, repair or attempt to tamper or interfere with the Communications Equipment in any way, and may not permit any Person other than GEMX Personnel to do so, without the express written consent of GEMX.

2.2.3 At its own cost, GEMX shall use reasonable efforts to maintain the Communications Equipment in good working order, subject to Member promptly reporting to GEMX each malfunction in any such item and cooperating with GEMX Personnel in the diagnosis and repair of the problem. Member will pay GEMX its then current rates (including charges for material, labor and travelling time) only where the maintenance services (including repair of any damage) arise from: (a) any failure of Member to comply with its obligations under this Agreement; (b) any act, error, or misuse of the Communications Equipment by any Person other than GEMX Personnel which results in damage to, or the malfunctioning of, the Communications Equipment; (c) the re-installation or removal of the Communications Equipment; (d) the Communications Equipment's attachment to or use in connection with any part of the Member System; (e) any changes, alterations, additions or modifications made to the Member System; (f) the failure of electrical power or air conditioners, or any water entry or other environmental factor; or (g) the operation of the Communications Equipment other than in accordance with the directions, recommendations or guidelines issued by GEMX Personnel or the manufacturer of the Communications Equipment.

SECTION 3. GEMX OPEN INTERFACE SERVICES

3.1 GEMX Trading Devices Generally. GEMX Trading Devices may be connected to the GEMX Open Interface Service. Member shall arrange, safeguard and protect GEMX Trading Devices so that, so far as reasonably possible, no Person has unauthorized access to GEMX Trading

Devices. Member shall promptly respond to any GEMX request for information regarding those arrangements, safeguards and protections, and shall promptly make any modifications or revisions to the same if so requested by GEMX Personnel.

3.2 GEMX Application Software. If Member utilizes GEMX Application Software, GEMX will license GEMX Application Software to Member under a software license agreement. Upon execution of a software license agreement, GEMX will provide Member with one copy of the GEMX Application Software if it has not previously provided Member with such software. Upon Member's request, GEMX will install GEMX Application Software for Member at the GEMX hourly rate then in effect. GEMX will supply the Member with updates and enhancements to GEMX Application Software, as they become available to GEMX.

3.3 Member Application. If Member utilizes a Member Application, such application must, to the reasonable satisfaction of GEMX, restrict a Person's ability to perform functions or receive data not authorized for the applicable GEMX Member Type. GEMX is under no obligation to provide Member with access to the Production System unless and until the Member Application successfully passes a Conformance Test to GEMX's reasonable satisfaction.

3.4 GEMX Trading Devices Used To Perform Market Maker Activities. A Market Maker Member shall not place into operational use a Member System and shall not materially modify or upgrade, or add or delete a material component to or from, a Member System or GEMX Trading Device used to perform market making activities on GEMX prior to successful testing of the impact of the system or change on GEMX Facilities. Member shall design such tests to assure to GEMX's satisfaction that each component and linkage, and Member System as a whole, are fully operational and conform to any applicable GEMX specifications. Member shall promptly make all test results available to GEMX upon its request.

3.5 Simultaneous Sessions. GEMX will arrange for Member to be configured for Simultaneous Sessions if so requested by Member, provided that the number of Simultaneous Sessions and the manner in which they are utilized by Member are in conformance with the GEMX Configuration Policy, as published by GEMX from time to time.

SECTION 4. GEMX ORDER ROUTING SERVICES

4.1 Member Order Routing Systems. Member may utilize a Member Order Routing System to communicate directly with the Production System; provided, however, that GEMX is under no obligation to provide Member with access to the Production System unless and until the Member Order Routing System successfully passes a Conformance Test to GEMX's reasonable satisfaction.

4.2 Simultaneous Sessions. GEMX will arrange for Member to be configured for Simultaneous Sessions if so requested by Member, provided that the number of Simultaneous Sessions and the manner in which they are utilized by Member are in conformance with the GEMX Configuration Policy, as published by GEMX from time to time.

SECTION 5. SPONSORED CUSTOMERS

Member may, at any time during the term of this Agreement, request that one or more of its Sponsored Customers connect directly to the Production System. For each Sponsored Customer, Member and Sponsored Customer shall complete, sign and submit to GEMX a Sponsored Customer Addendum to this Agreement describing the manner of the Sponsored Customer's connection. Upon GEMX's acceptance of a Sponsored Customer Addendum, the terms and conditions of this Agreement shall apply to the Sponsored Customer, and Member shall be responsible for the acts and omissions of

Sponsored Customer under this Agreement. Member shall pay all fees and charges associated with its Sponsored Customer's connection. Member and Sponsored Customer shall update the Sponsored Customer Addendum each time a non-trivial change is made to the information contained therein. If, for any reason, Member is temporarily or permanently suspended from trading on GEMX, any and all Sponsored Customers of Member shall simultaneously be temporarily or permanently suspended from trading on GEMX.

SECTION 6. MARKET INFORMATION

6.1 GEMX Market Information.

6.1.1 GEMX will distribute GEMX Market Information to Member upon Member's request.

6.1.2 Where GEMX distributes GEMX Market Information to Member, GEMX hereby grants to Member a non-exclusive, non-transferable license to receive and use GEMX Market Information solely for its internal business purposes and in compliance with this Agreement and with Regulatory Requirements. If GEMX so requests, Member shall promptly provide a written description of Member's manner of receipt and use of GEMX Market Information. Member shall not sublicense, give, redistribute, sell, furnish or otherwise transfer GEMX Market Information to any other Person except as follows:

6.1.2(a) Member may, solely in the regular course of its securities business, occasionally furnish limited amounts of GEMX Market Information to its customers and clients who are not on Member's premises solely (a) in written advertisements, educational material, sales literature or similar written communications or (b) during telephone conversations not entailing the use of computerized voice synthesization, other electronic communication or similar technology.

6.1.3 GEMX Market Information may be displayed on GEMX Trading Devices subject to the following conditions:

6.1.3(a) GEMX Trading Devices displaying GEMX Market Information must be devices from which an individual can enter orders or quotations into the Production System.

6.1.3(b) GEMX Market Information may only be displayed to individuals associated with Member that are permitted to effect transactions on GEMX without the services of another Person acting as broker, and, with respect to options information, only if each such individual has comparable access to options information disseminated through the Options Price Reporting Authority system. An individual will be deemed to have comparable access to such information if the information is available on an GEMX Trading Device or on a device at the same workstation.

6.1.4 GEMX retains all proprietary rights and interest in GEMX Market Information.

6.1.5 GEMX does not guarantee the timeliness, sequence, accuracy or completeness of GEMX Market Information.

6.2 Third-Party Market Information.

6.2.1 GEMX will distribute Third-Party Market Information to Member, subject to Member executing any agreements required by the providers of Third-Party Market Information and GEMX receiving any required approvals from the providers of Third-Party Market Information.

6.2.2 Member shall bear sole responsibility for all aspects of Member's entry into, and compliance with, its agreements with providers of Third-Party Market Information.

GEMX shall bear sole responsibility for all aspects of acquiring any necessary GEMX approvals from the providers of Third-Party Market Information. In the event of any conflict between this Agreement and an agreement between Member and a provider of Third-Party Market Information, the agreement with the provider of Third-Party Market Information shall control.

6.2.3 GEMX may refrain from making Third-Party Market Information available to Member if Member has not complied with the requirements of any agreement required by the providers of Third-Party Market Information. In addition, any provider of Third-Party Market Information, with or without advance notice, may require GEMX to terminate Member's receipt of that Third-Party Market Information.

6.2.4 GEMX does not guarantee the timeliness, sequence, accuracy or completeness of Third-Party Market Information, nor timeliness, accuracy or completeness of its redistribution thereof.

SECTION 7. MODIFICATIONS TO SERVICES

7.1 Modifications Due To Regulatory Necessity. GEMX may change any component or aspect of GEMX Facilities or services provided to Member under this Agreement immediately and without notice to Member, and without liability to Member, if any applicable regulatory authority so directs or if GEMX, in its sole discretion, deems such change to be necessary for the protection of investors or for the maintenance of fair and orderly markets.

7.2 Modifications To Services By GEMX. Upon as much notice as is reasonably practicable under the circumstances, GEMX may, for any reason and without liability to Member or any other Person, make changes to GEMX Facilities, including, but not limited to, changes related to (a) GEMX's method of operation, including any software, hardware or other component of the technology that comprises GEMX Facilities; (b) GEMX Network circuits, or the specifications or requirements, for Communications Equipment, for interconnectivity to GEMX Facilities or for GEMX's distribution of Market Information; or (c) the speed, format or any other characteristic of the electrical signals representing any or all Market Information.

7.3 Modification To Services By Member. Except where specifically provided otherwise in this Agreement, Member may modify the manner in which it connects to GEMX and the services it receives only by submitting to GEMX a signed change request form (and such other documentation reasonably requested by GEMX, as necessary) and GEMX's acceptance of such request.

7.4 Immediate Withdrawal of Services. GEMX may cease providing all services under this Agreement immediately and without liability to Member: (a) upon any material breach of this Agreement by Member; (b) upon any unauthorized access to the Production System by Member or through Member's connection to the Production System; (c) if GEMX believes, in good faith, that a Member System or Member Application is causing harm, or threatens to cause harm, to GEMX Facilities; or (d) if Regulatory Requirements otherwise require or permit GEMX to do so. In the event that GEMX ceases to provide services, this Agreement shall remain in effect unless terminated pursuant to Section 16.

SECTION 8. ASSISTANCE TO GEMX PERSONNEL

In respect of GEMX's performance of its installation, maintenance, testing and similar functions under this Agreement, Member will, at its expense: (a) provide to GEMX Personnel such access to its premises as may be reasonably necessary for that work; (b) provide adequate and safe working space, including heat, light, ventilation, electricity and telephone and power outlets for the use of GEMX

Personnel; and (c) provide such qualified personnel as GEMX may reasonably request to assist GEMX Personnel.

SECTION 9. RECORDS AND REPORTING

9.1 Records. Member shall maintain such records, reports, information and other documents as GEMX reasonably may require from time to time to permit GEMX to invoice for applicable charges and to monitor compliance with this Agreement and with Regulatory Requirements. Without limiting the scope of the foregoing, those records must include a monthly record of the number of GEMX Trading Devices and the type of GEMX Application Software installed.

9.2 Reporting. GEMX may, from time to time, require Member to furnish or report all or some of the items that paragraph 9.1 requires Member to maintain. Upon GEMX's request, Member shall: (a) furnish or report some or all of those items; and (b) provide detailed summaries.

SECTION 10. CHARGES

10.1 In General. Member shall pay GEMX in United States dollars the applicable charges included in the GEMX Fee Schedule, as well as GEMX time and material charges for maintenance, as may be in effect from time to time. Member shall pay any amounts due in accordance with such procedures, and within such time parameters, as GEMX may specify from time to time and shall pay any applicable tax (excluding any income tax imposed on GEMX). GEMX shall provide Member with the schedule of GEMX's charges for corrective maintenance at Member's request.

10.2 Third-Party Charges. Member shall be responsible for the payment of all installation, use, rental and other charges that common carriers, providers of Third-Party Market Information or other third parties may impose (regardless of whether the invoice for any such charge is sent directly to Member or GEMX).

10.3 Member Responsible For Costs. Member shall be solely responsible for all expenses associated with its operations at its premises.

SECTION 11. INDEMNIFICATIONS

11.1 By Member. Member shall indemnify, defend and hold GEMX harmless from and against any suit or other proceeding, at law or in equity, claim, liability, loss, cost, damage or expense (including reasonable attorneys' fees) incurred by or threatened against GEMX that arises out of or relates to: (a) Member's failure to comply with this Agreement; (b) any third-party actions with respect to the use of a Member System, Member Application or Member's receipt and use of Market Information; or (c) any claim that either any component of a Member System or the manner of the use made of the component or of Market Information provided pursuant to this Agreement, infringes any United States or foreign patent or copyright or violates any other property right.

11.2 By GEMX. GEMX shall indemnify, defend and hold Member harmless from and against any suit or other proceeding, at law or in equity, claim, liability, loss, cost, damage or expense (including reasonable attorneys' fees) incurred by or threatened against Member that arises out of or relates to any claim that GEMX Application Software or any component of GEMX Facilities infringes any United States or foreign patent or copyright or violates any other property right.

11.3 Procedures. The indemnified party's provision to the indemnifying party of prompt written notice of the suit or proceeding is a condition to the indemnifying party's obligations under this Section

11 (but any failure or delay to give notice shall not excuse any indemnity obligation unless such failure or delay materially prejudices the ability of the indemnifying party to defend against or dispute the same). The indemnifying party shall have sole control of the defense of the suit or proceeding and all negotiations for its settlement or compromise.

SECTION 12. NO WARRANTIES; LIMITATIONS OF LIABILITY

12.1 No Warranties. Except as expressly provided in this Agreement, GEMX makes no warranty of any kind in respect of GEMX Facilities or any other aspect of this Agreement, either express or implied, including, without limitation, the implied warranties of merchantability and fitness for a particular use or purpose.

12.2 Limitations of Liability. GEMX shall not be liable in any way to Member or to any other Person for:

(a) any malfunction or interruption in performance of GEMX Facilities, GEMX Application Software, Communications Equipment, telecommunications lines or any connection or interactive function that this Agreement contemplates, whether in part or in whole (each, a "System Malfunction");

(b) any inaccuracy, error or delay in, or omission or interruption of (1) Market Information or (2) the transmission or delivery of any such data, information or message (each, an "Information Error");

(c) any loss or damage arising from or occasioned by any System Malfunction, Information Error, or non-performance; or

(d) any loss or damage to property, or injury or death to any Member employee, agent or customer, arising in connection with GEMX services under this Agreement, due either to any negligent act or omission by GEMX Personnel or to any "Force Majeure" (i.e., any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, terrorist act, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction) or any other cause beyond the reasonable control of GEMX. Member's sole remedy in the event of any such occurrence shall be its right to terminate this Agreement in accordance with Section 16. These liability limitations are in addition to such other liability limitations as GEMX Rules may provide.

12.3 Consequential Damages. GEMX shall not be liable to Member or to any other Person for indirect, special, consequential, punitive or incidental loss or damage of any nature (including trading losses, loss of data and lost profits), regardless of the cause and whether GEMX has been advised, or knew or should have known, of the possibility of such damages.

SECTION 13. REGULATORY REQUIREMENTS

This Agreement is subject at all times to Regulatory Requirements which govern the offer, sale and execution of transactions in securities through GEMX Facilities, as well as the rights and obligations of GEMX and its members.

13.1 Compliance. Except as otherwise provided herein, with respect to all orders submitted to the Exchange, it is the sole responsibility of the Member to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the Member is a member. Member represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with Exchange Rules; and, (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents or, if Member is a Member of the Exchange, by any person which has entered into a sponsorship arrangement with Member to use the Exchange (a "Sponsored Customer"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to the Exchange on behalf of Member and/or any Sponsored Customer(s); and (v) it will familiarize all authorized traders will all of Member's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

13.2 Monitoring. Member acknowledges and agrees that the Exchange will monitor the use of the Exchange by Member for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. Member acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organization of which Member is a member and all applicable federal and state laws.

13.3 Settlement of Transactions. Member agrees that it is Member's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected on the Exchange to ensure the timely delivery of the subject securities and/or funds, as well as, any required remittance of interest, dividend payments and/or other distributions. Member will promptly notify the Exchange in writing upon becoming aware of any material change in or to Member's clearing arrangements. Exchange retains the right to break any trade without liability to Member or any of Member's customers in accordance with the Exchange's Obvious Errors Rule (Exchange Rule 720, as amended).

13.4 Obvious Errors Trade Policy. Member has read and agrees to the terms stipulated in Exchange Rule 720 (Obvious Errors), as the Exchange may amend from time to time.

SECTION 14. ARBITRATION

The parties shall settle any controversy or claim arising out of or relating to this Agreement, or to its breach or alleged breach, by arbitration in New York, New York, under the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator(s) may issue injunctive and other equitable relief, but may not modify this Agreement. Either party may enter in any court having jurisdiction judgment upon any award that the arbitrator(s) render. For the purposes of so entering any such judgment, each party submits to the jurisdiction of the courts of the State of New York, County of New York. Nothing in this Section 14 derogates any right Member, GEMX, or any other Person may have to appeal to the Securities and Exchange Commission any action taken or any failure to act under the Securities Exchange Act of 1934, as amended, or any of its rules, or to pursue any claim relating to the unauthorized publication or use of communications under the Communications Act of 1934, as amended, at any time, whether before or after the commencement of any arbitration proceeding.

SECTION 15. REPRESENTATIONS AND WARRANTIES

Each party represents and warrants to the other party that: (a) it is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing; (b) it has the power to execute this Agreement, to deliver this Agreement and to perform its obligations under this Agreement, and has taken all necessary action to authorize such execution, delivery and performance; and (c) the individuals executing and delivering this Agreement are duly empowered and authorized to do so, and they have duly executed and delivered this Agreement.

SECTION 16. EFFECTIVE DATE AND TERMINATION

16.1 Effective Date. This Agreement becomes effective upon execution of both parties. Upon becoming effective, this Agreement supersedes each previous agreement between the parties concerning the subject matter hereof (including any letter of intent to enter into an access agreement). This Agreement continues in effect until terminated as paragraph 16.2 provides.

16.2 Termination. Either Member or GEMX may terminate this Agreement on thirty (30) days' written notice to the other for any reason.

16.2.1 Sections 8, 9, 10, 11, 12, 13, 14 and 17 survive any termination of this Agreement.

16.2.2 Upon termination of this Agreement, GEMX Personnel shall arrange for the removal, at Member's cost, of the telecommunications lines and Communication Equipment provided by GEMX under this Agreement.

SECTION 17. MISCELLANEOUS

17.1 Entire Agreement. This writing contains the entire agreement between the parties in respect of its subject matter. No oral or written collateral representation, agreement or understanding exists except as this Agreement may otherwise provide.

17.2 Modifications To Agreement. GEMX may, by written notice to Member, modify this Agreement in accordance with Section 7 of this Agreement. Member's interaction with GEMX Facilities or receipt and use of GEMX Market Information after the effective date of the modification shall constitute Member's acceptance of the modification. All other changes to this Agreement require a writing signed by each party.

17.3 Assignments. Member may not assign this Agreement, in whole or in part, without the written consent of GEMX.

17.4 Indirect Acts Prohibited. In prohibiting Member from doing any act, this Agreement also prohibits Member from doing the act indirectly (e.g., by causing or permitting another Person to do the act).

17.5 Reasonableness Standard. This Agreement requires or authorizes either or both parties to provide notices, to make determinations, to specify requirements, and otherwise to act in respect of a variety of matters. Each party shall perform each of its acts in a reasonable manner.

17.6 Reliance On Messages. GEMX shall have no obligation to investigate the authenticity of, or authorization for, any order, message or other communication that GEMX Facilities may receive from Member pursuant to this Agreement. GEMX may consider Member to have properly authorized each such order, message or other communication.

17.7 Waivers. Except as expressly stated herein, the failure of either party at any time or times to require performance of any provision contained in this Agreement shall in no manner affect its rights at a later time to enforce that provision. Any waiver by either party of the breach of any provision contained in this Agreement in one or more instances shall not be deemed to be a waiver of any other breach of the same provision or any other provision contained in this Agreement.

17.8 Notices. Member shall furnish any notice, description, report or other communication relating to this Agreement in writing or by such other means (e.g., by electronic mail) as GEMX may specify.

17.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the principles of conflicts of laws.

17.10 Remedies Cumulative. All remedies provided for in this Agreement shall be deemed cumulative and additional to, and not in lieu of or exclusive of, each other or of any other remedy available to any party at law, in equity or otherwise.

17.11 Internet Addendum. If Member determines to access GEMX Facilities over the Internet through GEMX's virtual private network or through a Hypertext Transfer Protocol Over Secure Socket Layer, the supplemental terms and conditions set forth in the Internet Addendum attached hereto as Annex A shall apply.

17.12 Stock Option Addendum. If Member determines to access GEMX Facilities to submit its stock-option combination orders to GEMX and to authorize GEMX to electronically transmit the stock leg(s) of such orders to a broker-dealer for execution on its behalf, the supplemental terms and conditions set forth in the Stock Option Addendum attached hereto as Annex B shall apply.

IN WITNESS WHEREOF, the parties hereto, through their duly authorized officers, have executed this Agreement on the dates set forth below.

Member:______________________________

By:______________________________

Print Name:______________________________

Title:______________________________

Date:____________________

NASDAQ GEMX, LLC

By:______________________________

Print Name:______________________________

Title:______________________________

Date:____________________

ANNEX A
INTERNET ADDENDUM TO MEMBER ACCESS AGREEMENT

WHEREAS, Member wishes to access GEMX Facilities over the Internet through GEMX's virtual private network ("VPN") or through a Hypertext Transfer Protocol Over Secure Socket Layer ("HTTPS"), and GEMX is willing to permit such access in accordance with the terms and conditions set forth herein.

Section 1. GEMX grants Member access to GEMX Facilities over the Internet.

Section 2. Member understands and acknowledges that VPN and HTTPS are run over the Internet, and that the Internet is inherently unreliable and vulnerable to disruption or failure. Member acknowledges that, as a result of such unreliability and vulnerability, there may be delays, technical errors, and failure and/or incompleteness in the transmission and receipt of information communicated between Member and GEMX. Member further understands and acknowledges that Internet connection presents risks related to system access, varying response times, and security. GEMX is not responsible, and makes no warranties regarding the access, speed, availability, or security of an Internet connection, and GEMX specifically disclaims liability for any claims or losses incurred by Member as a result of Member's use of an Internet connection to access GEMX Facilities.

Section 3. This Addendum shall terminate automatically (i) upon GEMX's receipt of Member's written notice that it no longer intends to use an Internet connection to access GEMX Facilities, or (ii) upon termination of the Agreement.

Section 4. Except as expressly set forth herein, all other terms and conditions of the Agreement are hereby affirmed. In the event of any conflict between the provisions of this Addendum and the provisions of the Agreement, the provisions of this Addendum shall prevail.

ANNEX B
STOCK-OPTION ADDENDUM TO MEMBER ACCESS AGREEMENT

WHEREAS, Member wishes to access GEMX Facilities to submit its stock-option combination orders to GEMX and to authorize GEMX to electronically transmit the stock leg(s) of such orders to a broker-dealer for execution on its behalf (the "Designated Broker-Dealer"), and GEMX is willing to permit such access in accordance with the terms and conditions set forth herein.

Section 1. GEMX hereby grants Member access to GEMX Facilities to submit its stock-option combination orders to GEMX according to the provisions of GEMX Rule 722 upon GEMX's receipt of notification from the Designated Broker-Dealer that Member has executed the necessary agreements with the Designated Broker-Dealer to execute the stock leg(s) of such orders.

Section 2. Member hereby authorizes GEMX to electronically transmit the stock leg(s) of such orders to the Designated Broker-Dealer for execution on its behalf. Member understands and acknowledges that the Designated Broker-Dealer has sole responsibility for the execution of the stock leg(s) of its stock-option combination orders transmitted by GEMX. Orders transmitted by GEMX may not be executed by the Designated Broker-Dealer due to a number of marketplace events, if, for example, the execution would result in a violation of the rules applicable to equity orders, including short sale rules, trade-through rules, and trade reporting rules. GEMX makes no representation, warranty, or guarantee that such orders shall be executed, and GEMX shall not have any liability to Member with respect thereto.

Section 3. GEMX shall bill Member monthly, and Member shall pay to GEMX, the applicable fees charged by the Designated Broker-Dealer for execution of the stock leg(s) of stock-option combination orders, including any applicable regulatory fees.

Section 4. This Addendum shall terminate automatically (i) upon GEMX's receipt of Member's written notice that it no longer intends to use GEMX Facilities for the purpose set forth in Section 1 of this Addendum, (ii) upon termination of the Agreement, or (iii) upon receipt of notification from Member or the Designated Broker-Dealer that Member's agreements with the Designated Broker-Dealer have been terminated.

Section 5. Except as expressly set forth herein, all other terms and conditions of the Agreement are hereby affirmed. In the event of any conflict between the provisions of this Addendum and the provisions of the Agreement, the provisions of this Addendum shall prevail.

Software License Agreement

AGREEMENT between ________________________________ ("Member") and Nasdaq GEMX, LLC ("GEMX").

RECITAL

Member wishes to license GEMX Application Software (as defined below) from GEMX for the purpose of connecting to GEMX's central exchange system and/or Gemini's central exchange system (each, a "Central Exchange System").

TERMS AND CONDITIONS

Member and GEMX agree as follows:

1. For purposes of this Agreement, GEMX Application Software means PrecISE Trade application software and related documentation (including all modifications, alterations and enhancements) GEMX provides, that, when installed on Member's computer system, enables Member to communicate messages to and receive messages from a Central Exchange System. GEMX hereby grants Member a limited, non-exclusive, non-sublicensable, non-transferable and non-assignable license to utilize GEMX Application Software pursuant to the terms and conditions set forth herein.

2. Member shall not use GEMX Application Software for any purpose other than to connect to a Central Exchange System, and shall not (1) supply, make available or permit to be supplied or made available GEMX Application Software, or any part thereof, to any third party; (2) copy all or any part of GEMX Application Software or procure the doing of such an act; (3) recreate, reverse engineer, disassemble, reverse compile, translate or in any other way derive the source code or object code of GEMX Application Software; or (4) attempt to enhance, improve, modify or otherwise alter GEMX Application Software or incorporate GEMX Application Software, whether in its original or modified form, into any other software. Member shall pay GEMX the applicable fees for its use of GEMX Application Software, as set forth in the then-current version of GEMX's Schedule of Fees.

3. GEMX Application Software offers Away Market Routing ("AMR") functionality. To utilize AMR functionality, Member shall notify GEMX (in the form and manner prescribed by GEMX) of its Intermediate Routing Destination ("IRD") provider, and Member shall be responsible for executing any necessary agreements with its IRD provider. Member understands and acknowledges that the IRD has sole responsibility for and control over the execution of any orders and the transmission of messages related to such orders that are sent by GEMX to the IRD for execution at away markets, and that GEMX shall have no liability for any action or inaction of the IRD. GEMX makes no representation, warranty, or guarantee regarding AMR functionality, including that any orders or messages sent by GEMX to the IRD shall be executed or transmitted, as instructed. GEMX shall have no liability whatsoever for any claim, liability, loss or damage resulting from Member's use of AMR functionality.

4. GEMX Application Software is proprietary and confidential, and GEMX retains all patent, trademark, copyright, and other intellectual property rights in and to GEMX Application Software. Any right of action (including the obtaining of injunctive relief) that could be taken to protect any such rights in respect of the GEMX Application Software may be exercised

solely by GEMX. Member shall promptly notify GEMX of any unauthorized, improper or unlawful use of GEMX Application Software or any portion thereof or of any infringement of any patent, trademark, copyright, confidentiality or other intellectual property right in or to GEMX Application Software which comes to Member's notice. Member shall not disclose GEMX Application Software to any person except Member's officers, employees, agents and consultants who have a need to know, and only to the extent that each has a need to know, provided that this obligation of confidentiality does not extend to information that may be contained in GEMX Application Software that is (1) rightfully known to Member or in Member's possession or control and not subject to an obligation of confidentiality, (2) public knowledge (otherwise than as a result of a breach of the provisions of this Agreement), or (3) required by law to be disclosed.

5. Member shall indemnify, defend and hold GEMX harmless from and against any suit or other proceeding, at law or in equity, claim, liability, loss, cost, damage, or expense (including reasonable attorneys' fees) incurred by or threatened against GEMX or any third-party that arises out of or relates to Member's failure to comply with this Agreement. GEMX shall indemnify, defend and hold Member harmless from and against any suit or other proceeding, at law or in equity, claim, or expense (including reasonable attorneys' fees) incurred by or threatened against Member or any third-party that arises out of or relates to any claim that Member's use of GEMX Application Software pursuant to this Agreement infringes any United States patent or copyright, provided that GEMX is promptly notified, in writing, of any such suit or other proceeding, claim or expense (but any failure or delay to give notice shall not excuse any indemnity obligation unless such failure or delay materially prejudices the ability of GEMX to defend against or dispute the same), and further provided that GEMX shall be entitled to make all decisions with respect to the defense, including any decisions to compromise or settle, or the dispute of the same, and Member shall fully cooperate, assist and provide GEMX with any and all available information under its control necessary for GEMX to conduct such defense or dispute.

6. The license contained in Section 1 shall commence on the date this Agreement is signed by GEMX and shall continue until terminated in accordance with this Section 6. Either party may terminate the license at any time, without cause, upon notice to the other party. The license shall terminate automatically if Member terminates its membership at GEMX or Gemini, or if Member notifies GEMX that it will cease utilizing GEMX Application Software. Upon the termination of the license, Member shall certify to GEMX that it has permanently removed each software component of GEMX Application Software from its computer systems and has destroyed all software and written documentation materials provided by GEMX relating to GEMX Application Software. Sections 4, 5, 7 and 8 of this Agreement shall survive termination of the license.

7. This Agreement is made in and shall be governed by, construed and take effect in accordance with the laws of the State of New York without regard to its conflict of laws principles. Any controversy or claim arising out of, relating to or in connection with this Agreement shall, to the extent not resolved by the parties, be settled by arbitration to be held in New York City in the State of New York and administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules then in effect utilizing the substantive law of the State of New York. Judgment on any award rendered by the arbitrator may be entered in any court having jurisdiction.

8. With respect to the subject matter hereof, this Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral

or written, between the parties hereto, including any previously executed software license agreement.

IN WITNESS WHEREOF, the parties hereto, through their duly authorized officers, have executed this Agreement on the dates set forth below.

Member:____________________________________

By:____

Print Name:__________________________________

Title:_______________________________________

Date:____________________

Nasdaq GEMX, LLC

By:____

Print Name:__________________________________

Title:_______________________________________

Date:_________________________

Nasdaq

SPONSORED CUSTOMER ADDENDUM TO MEMBER ACCESS AGREEMENT

On behalf of the approved GEMX Member, the undersigned hereby notifies GEMX that it intends to act as a Sponsoring Member for the following Sponsored Customer:

Sponsored Customer:________________________________ CRD #:____________

Contact Name and Title: ________________________________

Address, City, State, Zip: ____

____

Phone: ____________ Fax: ____________ Email: __________________________

Pursuant to the Member Access Agreement previously entered into, we are a GEMX Member in good standing and have been designated by the Sponsored Customer to execute, clear and settle transactions resulting on or through the GEMX Production System. We acknowledge and agree that any orders entered into the GEMX Production System by the Sponsored Customer or any person acting on behalf of or in the name of the Sponsored Customer that identify us as the Sponsoring Member and any execution occurring as a result of such orders are binding in all respects on us. In that regard, we acknowledge and agree that we are responsible for all related contractual and regulatory obligations. We hereby acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Customer or any person acting on behalf of or in the name of the Sponsored Customer on or through the GEMX Production System.

Sponsoring Member:________________________________ CRD #:____________

Name and Title of Authorized Official: ________________________________

Signature of Authorized Official: ____________________________________

Date: ______________________

Accepted by Nasdaq GEMX, LLC on:______________

Name and Title of Authorized Official: ________________________________

Signature of Authorized Official: ____________________________________

Nasdaq

SPONSORED CUSTOMER AGREEMENT

This Sponsored Customer Agreement ("Agreement") is made by and between Nasdaq GEMX, LLC ("GEMX"), a Delaware corporation, with its principal offices located at 60 Broad Street, New York, New York 10004, and the Sponsored Customer identified below. This Agreement is effective when executed by GEMX ("Effective Date"). GEMX operates an exchange for trading securities. Pursuant to the terms of this Agreement, GEMX will provide Sponsored Customer with access to the GEMX Production System, as that term is defined in the Member Access Agreement signed by and between GEMX and Sponsoring Member. Use of the GEMX Production System by Sponsored Customer is governed by the Certificate of Formation, Constitution, Rules and procedures of GEMX ("GEMX Rules"). GEMX may terminate or modify Sponsored Customer's connection at any time, without prior notice and without any liability to GEMX as a consequence thereof.

Sponsored Customer:______________________________________CRD #:____________

Address, City, State, Zip: ____

____

Contact Name: ______________________ Phone: _____________ Fax: _____________

Email: ______________________

Member:____CRD #:____________

Address, City, State, Zip: ____

____

Contact Name: ______________________ Phone: _____________ Fax: _____________

Email: ______________________

GEMX will provide Sponsored Customer with access to the GEMX Production System pursuant to the General Terms and Condition, which are attached hereto and incorporated herein by reference.

On behalf of the Sponsored Customer, the undersigned agrees to comply with GEMX's Certificate of Formation, Constitution, Rules and procedures, as if Sponsored Customer were a GEMX Member. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Customer:

Nasdaq

• Shall maintain, keep current and provide to the Sponsoring Member a list of Authorized Traders who may obtain access to the GEMX Production System or its facilities on behalf of the Sponsored Customer;
• Shall ensure that its Authorized Traders are familiar with all of the Sponsored Customer's obligations under GEMX Rule 706, Supplementary Material .01, and will further ensure that such Authorized Traders receive appropriate training prior to any use or access to the GEMX Production System or its facilities;

• May not permit anyone other than Authorized Traders to use or obtain access to the GEMX Production System or its facilities;

• Shall take reasonable security precautions to prevent unauthorized use or access to the GEMX Production System or its facilities, including unauthorized entry of information into the GEMX Production System or its facilities, or the information and data made available therein. Sponsored Customer understands and agrees that Sponsored Customer is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;

• Acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the GEMX Production System or its facilities for compliance with the terms of this Agreement; and

• Shall pay when due all amounts, if any, payable to Sponsoring Member, GEMX or any other third parties that arise from the Sponsored Customer's access to and use of the GEMX Production System or its facilities. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of the Sponsored Customer

The undersigned, on behalf of the applicant Sponsored Customer, does hereby acknowledge and agree to the terms and provisions of this Agreement (including the General Terms and Conditions) and GEMX Rule 706, Supplementary Material .01, and shall comply with the GEMX Certificate of Formation, Constitution, Rules and procedures, as amended.

Sponsored Customer:____________________________________CRD #:____________

Name and Title of Authorized Official: ____

Signature of Authorized Official: ____

Date: __________________________

Accepted by GEMX on:__________

Nasdaq

Name and Title of Authorized Official: ______________________________

Signature of Authorized Official: ______________________________

GENERAL TERMS AND CONDITIONS

Provided that Member is an authorized GEMX Member (as defined herein) in good standing, GEMX will provide Sponsored Customer with access to GEMX's Production System pursuant to these general terms and conditions, which Sponsored Customer hereby acknowledges and accepts. Sponsored Customer agrees to abide by these general terms and conditions and be bound by the Certificate of Formation, Constitution, Rules and procedures of GEMX, as amended from time to time, ("GEMX Rules") with respect to GEMX.

For purposes of this Agreement, a "GEMX Member" shall refer to an organization in good standing that is an approved GEMX member. A "Sponsored Customer" shall refer to an organization that has entered into a sponsorship arrangement with a GEMX Member (a "Sponsoring Member") as described in Section 1(e) below. An Authorized Trader shall refer to a person authorized to submit orders to GEMX on behalf of Sponsored Customer. As used in this Agreement, the requirement that a Sponsored Customer "comply with GEMX Rules" or "act in compliance with GEMX Rules" (or such other similar phrases) shall mean that Sponsored Customer shall comply with GEMX Rules as if it were an GEMX Member.

1. RIGHTS AND OBLIGATIONS.

(a) Nasdaq GEMX, LLC ("GEMX"). Pursuant to the terms and conditions of this Agreement, GEMX grants the Sponsored Customer a personal, nonexclusive, non-transferable right to access the GEMX Production System solely for the intended purpose and only in accordance with the then-current GEMX Rules. For purposes of this Agreement, the "intended purpose" is to place orders into the GEMX Production System for execution and to receive information from the GEMX Production System about such orders. The Sponsored Customer is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the GEMX Production System.

(b) Restrictions on Use; Security. Sponsored Customer may not sell, lease, furnish or otherwise permit or provide access to the GEMX Production System or any information or data made available therein to any other entity or to any individual. Sponsored Customer will take reasonable security precautions to prevent unauthorized use of or access to the GEMX Production System, including unauthorized entry of information into the GEMX Production System, or the information and data made available therein. Sponsored Customer understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(c) Sponsored Customer Information. Sponsored Customer hereby grants to GEMX a perpetual, non-exclusive, world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile and modify the trading data supplied by Sponsored Customer to

GEMX, including without limitation, information or data of or related to Sponsored Customer's customers and agents.

(d) Fees. Sponsored Customer will pay when due all amounts payable to third parties arising from Sponsored Customer's access to the GEMX Production System. Such amounts include, but are not limited to, applicable exchange and regulatory fees.

(e) Sponsored Customers. Notwithstanding GEMX s execution and delivery to Sponsored Customer of a copy of this Agreement, as a condition to initiating and continuing access to the GEMX Production System, (i) Sponsored Customer must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through which Sponsored Customer may access the GEMX Production System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in GEMX Rules.

2. GEMX RULES.

(a) Compliance with GEMX Rules. Sponsored Customer represents and warrants that: (i) it will use the GEMX Production System only if and when it is duly authorized to use the GEMX Production System pursuant to GEMX Rules; (ii) it will only use the GEMX Production System in compliance with GEMX Rules; and, (iii) it is and will remain responsible for its use of the GEMX Production System, as sponsored by a Sponsoring Member, and the use by any of its employees, customers, and agents; (iv) it will maintain and keep current a list of all Authorized Traders who may obtain access to the GEMX Production System; and (v) it will familiarize all Authorized Traders with all of Sponsored Customer's obligations under this Agreement and will assure that they receive appropriate training prior to any use or access to the GEMX Production System.

(b) Monitoring. Sponsored Customer acknowledges and agrees that GEMX will monitor the use of the GEMX Production System by Sponsored Customer for compliance with all applicable laws and regulations, including, without limitation, GEMX Rules. Sponsored Customer acknowledges its responsibility to monitor its employees, agents and customers for compliance with GEMX Rules, the rules and regulations of any self-regulatory organizations of which Sponsored Customer may be a member and all applicable federal and state laws.

(c) Integrity of GEMX. Sponsored Customer will not (i) materially alter the information or data supplied to or received from the GEMX Production System in violation of GEMX Rules, (ii) materially affect the integrity of the information or data supplied to or received from the GEMX Production System, or (iii) supply or render information or data to or from the GEMX Production System that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. Sponsored Customer will not permit its employees, agents or customers to interfere with or adversely affect the GEMX Production System or any use thereof by any other authorized individuals or entities.

(d) Indemnity. Sponsored Customer agrees to indemnify, defend and hold GEMX harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorney's fees, arising from or as the result of Sponsored Customer's breach of its obligations under this Agreement or otherwise form its use of the GEMX Production System.

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3. CHANGE OF THE GEMX PRODUCTION SYSTEM.
Sponsored Customer acknowledges and agrees that nothing in this Agreement constitutes an understanding by GEMX to continue any aspect in its current form. GEMX may from time to time make additions, deletions or modifications to the GEMX Production System. Sponsored Customer acknowledges and agrees that GEMX may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the GEMX Production System in accordance with GEMX Rules. Further, GEMX may temporarily or permanently terminate the right of any individuals or entities to access the GEMX Production System at any time.

4. OWNERSHIP.
Sponsored Customer acknowledges and agrees that all patents, copyrights, trade secrets, trademarks and other property rights in or related to the GEMX Production System and the information and data made available through the GEMX Production System (including compilation rights in information and data) are and will remain the exclusive property of GEMX or its licensors. Sponsored Customer will attribute the source as appropriate under all circumstances.

5. INFORMATION.
(a) Confidentiality. Sponsored Customer acknowledges that (i) the GEMX Production System and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to GEMX, including confidential information of GEMX or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation, (i) those taken by the receiving party to protect its own confidential information and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. Sponsored Customer may not disclose any data or compilations of data made available to it by GEMX without the express, prior written authorization of GEMX. Sponsored Customer acknowledges that any and all information provided to GEMX by it will be disclosed to GEMX for use in accordance with GEMX Rules. Sponsored Customer hereby consents to such disclosure. GEMX may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

6. DISCLAIMER OF WARRANTY.
THE GEMX PRODUCTION SYSTEM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO GEMX AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE THEREIN BY GEMX, GEMX OR ITS OR THEIR LICENSORS, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY GEMX, GEMX OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

7. NO LIABILITY FOR TRADES.
SPONSORED CUSTOMER UNDERSTANDS AND AGREES THAT (I) GEMX IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE GEMX PRODUCTION SYSTEM, AND (II) GEMX IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE SPONSORED CUSTOMER AND ANY PERSON FOR WHOM THE SPONSORED CUSTOMER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE GEMX PRODUCTION SYSTEM TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. GEMX NOR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE GEMX PRODUCTION SYSTEM OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE GEMX PRODUCTION SYSTEM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE GEMX PRODUCTION SYSTEM WILL BE ABSORBED BY THE SPONSORED CUSTOMER OR THE GEMX MEMBER SPONSORING THE SPONSORED CUSTOMER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE GEMX PRODUCTION SYSTEM. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS AGREEMENT, THIS SECTION WILL SUPERCEDE SUCH OTHER SECTION.

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8. NO CONSEQUENTIAL DAMAGES.
UNDER NO CIRCUMSTANCES WILL GEMX, GEMX OR ITS OR THEIR AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON SPONSORED CUSTOMER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE GEMX PRODUCTION SYSTEM, INTERRUPTION IN USE OR AVAILABILITY OF THE GEMX PRODUCTION SYSTEM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

9. TERM AND TERMINATION.
This Agreement will be effective as of the Effective Date and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. GEMX may terminate this Agreement immediately if (i) the Sponsored Customer is in breach of this Agreement for any reason, (ii) any representations made by Sponsored Customer in connection with this Agreement are or become false or misleading or (iii) GEMX is notified that Sponsored Customer is no longer in good standing with GEMX or otherwise is no longer authorized to access the GEMX Production system. Upon the termination of this Agreement for any reason, all rights granted to Sponsored Customer hereunder will cease. The provisions of Sections 2(d), 5, 6, 7, 8, 9, and 12 will survive the termination or expiration of this Agreement for any reason. In no event will termination of this Agreement relieve Sponsored Customer of any obligations incurred through its use of the GEMX Production System.

10. ASSIGNMENT.
Sponsored Customer shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without GEMX 's prior approval, which will not be unreasonably withheld. GEMX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Sponsored Customer.

11. FORCE MAJEURE.
Notwithstanding any other term or condition of this Agreement to the contrary, neither GEMX nor Sponsored Customer will be obligated to perform or observe their obligations undertaken in this Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

12. MISCELLANEOUS.
All notices or approvals required or permitted under this Agreement must be given in writing to the address specified above. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. The parties shall settle any controversy or

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claim arising out of or relating to this Agreement, or to its breach or alleged breach, by arbitration in New York, New York, under the Commercial Arbitration Rules of the American Arbitration Association; provided, however, that nothing herein will prevent GEMX from seeking interim injunctive relief in any court of competent jurisdiction. All parties submit to the nonexclusive jurisdiction of the state and federal courts in and for New York, New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. No action arising out of any claimed breach of this Agreement may be brought by either party more than one (1) year after the cause of action arose. This Agreement, together with the applicable GEMX Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between GEMX and Sponsored Customer with respect to its subject matter and supersedes all prior writings or understandings.

Nasdaq GEMX, LLC Waive–In Membership Application

Nasdaq ISE, LLC ("ISE") members may complete the Waive-In Membership Application, including the attached Exhibit, to qualify for Nasdaq GEMX, LLC ("GEMX") Membership. Eligible participant(s) choosing the waive-in process may only waive-in to the same membership type(s) for which they are approved at the ISE. Completed waive-in applications, including the Exhibit, should be sent via certified mail to NASDAQ GEMX, LLC, c/o NASDAQ Membership Department, 2929 Walnut Street / 8th Floor, Philadelphia, PA 19104, to the attention of Membership Application Processing. Applications must be accompanied by a check for the amount of the applicable application fee. Application fees are non-refundable.

AN APPLICANT MUST UPDATE ANY MATERIAL INFORMATION THAT BECOMES INACCURATE OR INCOMPLETE AFTER THE DATE OF SUBMISSION.

[Please type or print clearly]

Date: ______________

Name of Applicant: ____

Address: ____

____

Contact:* ____

Title: ____

Phone Number: ________________ Fax Number: ________________

E-Mail: ________________

* Indicate the name of the person that should be contacted regarding questions related to this application.

1. Type of membership for which Applicant currently holds at ISE and is applying for on GEMX (indicate all that apply):

_____ Electronic Access Member – doing business with the public
_____ Electronic Access Member – agency trading
_____ Electronic Access Member – proprietary trading
_____ Electronic Access Member – clearing member
_____ Competitive Market Maker Member
_____ Primary Market Maker Member

2. Self-regulatory organizations ("SRO") and clearing corporations of which Applicant is a member:

____
____
____
____
____
____
____
____

3. Applicant's designated examining authority ("DEA"): ________________________

4. Applicant's Central Registration Depository ("CRD") number: __________________

5. The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate): ________________________

____

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Exhibit to GEMX Waive-In Membership Application

Pledge, Authorization and Declaration of Applicant for Membership

Applicant: ______________________________ Date: ____________

Applicant hereby:

Pledges that it will abide by the Operating Agreement, Constitution and Rules of Nasdaq GEMX, LLC ("Exchange") as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with the Operating Agreement, Constitution and Rules;

Authorizes any self-regulatory organization ("SRO"), commodities exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange;

Authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information;

Declares that the Applicant is a member of good standing of the ISE and its DEA, and that the Applicant's financial information and Central Registration Depository filings are current and up-to-date on the books and records of the ISE; and

Declares that all material information contained in the ISE Membership Application Form and supplemental materials it has submitted to GEMX is true, complete and accurate.

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

To be submitted by Applicants with a third party clearing arrangement.

To: Nasdaq/ISE ("Exchange") Membership Department

From: ______________________________

Name of Individual Completing Form

______________________________ ______________

Member/Participant Organization CRD Number

Re: Options Market Member/Participant Letter of Guarantee

The Member/Participant noted above has represented to the undersigned Clearing Member, a member of The Options Clearing Corporation ("OCC"), that it is an approved participant of:

- ☐ Nasdaq PHLX LLC ("PHLX")
- ☐ Nasdaq Options Market ("NOM")
- ☐ Nasdaq BX Options Market ("BX Options")
- ☐ International Securities Exchange, LLC ("ISE")
- ☐ ISE Gemini, LLC ("ISE Gemini")
- ☐ ISE Mercury, LLC ("ISE Mercury")

The undersigned Clearing Member, in accordance with Nasdaq and ISE rules,[1] accepts financial responsibility for all transactions made by the above referenced Member/Participant when such transactions are executed through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Nasdaq/ISE Membership Department. A Letter of Guarantee filed with the Exchange shall remain in effect until the following steps are taken. The Guarantor Clearing Member shall submit a written notice of revocation to the Exchange, and advise the Exchange's contact person by telephone of the revocation. Upon receipt of such notice, the Exchange shall cancel/purge any unexecuted/pending orders and prevent any new orders from being sent. Such a revocation notice shall be deemed filed and effective when an email is sent by the Guarantor Clearing Member to the address designated by the Exchange, and the Exchange confirms that the Options Member has been suspended in the system. The Guarantor Clearing Member shall have no responsibility for transactions submitted by the Options Member after the revocation is effective. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

Clearing Member Organization:	
Clearing Member OCC Number:	Clearing Member NSCC Number:[2]
Clearing Member Authorized Signature:	Print Name/Title:
Accepted and agreed to this date:	Contact Phone Number:

Please return executed form to:
Nasdaq/ISE Membership Department
membership@nasdaq.com

[1] **See** PHLX Rule 911; NOM Chapter VII, Sec. 8; BX Options Chapter VII, Sec. 8; ISE Rules 712 & 808; ISE Gemini Rules 712 & 808; ISE Mercury Rules 712 & 808.

[2] **See** PHLX Rule 909; NOM Chapter XV, Sec. 1; BX Options Chapter XV, Sec. 1; ISE Rule 213; ISE Gemini Rule 209; ISE Mercury Rule 209. If the NSCC Number provided is not affiliated with the Clearing Member, an additional written authorization signed by a representative of the NSCC Member must accompany this Letter of Guarantee.